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                             April 26, 2024

       Robert Ragusa
       Chief Executive Officer
       GRAIL, LLC
       1525 O   Brien Drive
       Menlo Park, California 94025

                                                        Re: GRAIL, LLC
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted April 8,
2024
                                                            CIK No. 0001699031

       Dear Robert Ragusa:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 28, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form 10-12B

       Non-GAAP Financial Measures, page 196

   1.                                                   We reissue prior
comment 10. Based on your response, the transaction related
                                                        compensation and
payroll taxes appear to be normal, recurring operating expense since the underlying services
performed by your employees were consistent with their normal roles and responsibilities.
As such, we request that you discontinue including this adjustment in your non-GAAP measures
for any period presented in accordance with Rule 100(b) of
                                                        Regulation G as
interpreted by Question 100.01 of the Non-GAAP Financial Measures
                                                        Compliance & Disclosure
Interpretations, as updated December 13, 2022.
 Robert Ragusa
GRAIL, LLC
April 26, 2024
Page 2

       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

FirstName LastNameRobert Ragusa                           Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameGRAIL, LLC
                                                          Services
April 26, 2024 Page 2
cc:       Ross McAloon, Esq.
FirstName LastName